EMPRESAS ICA, S.A.B. DE C.V.

September 27, 2013

VIA EDGAR TRANSMISSION

Mr. John Cash

Accounting Branch Chief

Securities and Exchange Commission

Mail Stop 4631

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re: Empresas ICA, S.A.B. de C.V.

Form 20-F for the Fiscal Year Ended December 31, 2012

Filed April 29, 2013

File No. 1-11080

Dear Mr. Cash:

By letter dated August 21, 2013, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments to the annual report on Form 20-F filed on April 29, 2013 by the ICA Corporation (Empresas ICA, S.A.B de C.V. or the “Company”). The Company is submitting via EDGAR responses to the Staff’s comments.

For convenience, we have reproduced in italics below the Staff’s comments and have provided the Company’s responses immediately below the comments.

(All amounts are expressed in thousands of Mexican pesos, except earnings per share)

Form 20-F for the Fiscal Year Ended December 31, 2012

Item 4. Information on the Company, page 18

B. Business Overview, page 20

Industrial Construction, page 26

Highway and Tunnel Concessions, page 28

1.	With reference to your percentage ownership of concessionaire and percentage ownership of construction, please tell us and revise your disclosures in future filings to clarify why the Nuevo Necaxa-Tihuatlan Highway is fully consolidated in your financial statements. Please also clarify which concession is accounted for using the equity method as indicated by footnote (5).

Response:

Autovia Necaxa-Tihuatlan, S.A. de C.V. (“Autovia Necaxa-Tihuatlan”) is the concession holder of the Nuevo Necaxa-Tihuatlan highway concession. We hold a 50% ownership interest in Autovia Necaxa-Tihuatlan, which we have determined is a joint venture. Through December 31, 2012, we therefore proportionately consolidated Autovia Necaxa-Tihuatlan in our consolidated financial statements in accordance with IAS 31, Interests in Joint Ventures, as disclosed in Notes 12 and 39 in our consolidated financial statements for the year ended December 31, 2012. Footnote (3) in the table on page 28, which indicates which entities are fully consolidated, was inadvertently placed next to the Nuevo Necaxa-Tihuatlan concession. The correct footnote to the Nuevo Necaxa-Tihuatlan concession is footnote (4), which indicates proportionate consolidation. This error is corrected in the below table, which we will include in future filings.

With regard to equity method accounting, Autovia Urbana Sur and the first package of tollroads offered by the Fideicomiso de Apoyo y Rescate de Autopistas Concesionadas (“FARAC”), which are operated by our affiliate RCO, are the two concessions in the table on page 28 that are accounted for using the equity method. Upon further review of such table, we noted certain other typographical errors. Below, we present the table, as it was presented in our report on Form 20-F, and the corrected table, which we will include in future filings:

Concession (highway and tunnel)	Kilometers	Date Of Concession	Concession Term (Years)	% Ownership of Concessionaire	% Ownership of Construction	Concessionaire’s Net Investment in Concession (Millions of Mexican pesos) (2)
The Kantunil-Cancun Highway(1)(2)	296	1990	30	100	100	2,572
Acapulco tunnel(1)(2)	2.9	1994	40	100	100	825
Nuevo Necaxa-Tihuatlan Highway(3)	85	2007	30	50	60	3,497
Rio Verde-Ciudad Valles Highway(4)	113.2	2007	20	100	100	4,545
RCO first package of tollroads(1)(4)	725	2007	30	18.7	100	4,351
The La Piedad Bypass(1)(2)	21	2009	30	100	100	2,439
Mitla-Tehuantepec highway(2)	169	2010	20	60	100	205
Autovia Urbana Sur(1)(4)	15.9	2010	30	30	100	858
Barranca Larga-Ventanilla(2)	104	2012	27	100	100	570

(1) Represents each concessionaire’s investment in the applicable concession, net of depreciation and revaluation of assets for inflation through 2007, except for RCO, in which it represents net investment in equity.

(2) Concession in operation, including the extension, if any, of the tollroad.

(3) Concession fully consolidated in our financial statements.

(4) Concession proportionally consolidated in our financial statements in 2012. Proportionate consolidation for certain of our investments has been eliminated beginning in 2013, based on changes in financial reporting standards that became effective on January 1, 2013. These investments are now accounted for using the equity method. See Note 4 to our consolidated financial statements.

(5) Concession accounted for using the equity method in our financial statements.

The following table sets forth certain information as of December 31, 2012, regarding the nine highway and tunnel concessions in which we currently participate, either through subsidiaries, associates or joint ventures. As of December 31, 2012, we had five highway and tunnel concessions in operation.

Concession (highway and tunnel)	Kilometers	Date of Concession	Concession Term (Years)	% Ownership of Concessionaire	% Ownership of Construction	Concessionaire’s Net Investment in Concession (Millions of Mexican pesos) (1)
The Kantunil-Cancun(3) (2)(3)Highway(1)(2)(3)	296	1990	30	100	100	2,572
Acapulco tunnel(2)(3)	2.9	1994	40	100	100	825
Nuevo Necaxa-Tihuatlan Highway(4)	85	2007	30	50	60	3,497
Rio Verde-Ciudad Valles Highway(3)	113.2	2007	20	100	100	4,545
RCO first package of tollroads(2)(5)	725	2007	30	18.7	100	4,351
The La Piedad Bypass(2)(3)	21	2009	30	100	100	2,439
Mitla-Tehuantepec highway(3)	169	2010	20	60	100	205
Autovia Urbana Sur(5)	15.9	2010	30	30	100	858
Barranca Larga-Ventanilla(3)	104	2012	27	100	100	570

(1) Represents each concessionaire’s investment in the applicable concession, net of depreciation and revaluation of assets for inflation through 2007, except for RCO, in which it represents net investment in equity.

(2) Concession in operation, including the extension, if any, of the tollroad.

(3) Concession fully consolidated in our financial statements.

(4) Concession proportionately consolidated in our financial statements in 2012. Proportionate consolidation for certain of our investments has been eliminated beginning in 2013, based on changes in financial reporting standards that became effective on January 1, 2013. These investments are now accounted for using the equity method. See Note 4 to our consolidated financial statements.

(5) Concession accounted for using the equity method in our financial statements.

Water Distribution and Water Treatment Concessions, page 31

  With reference to your percentage ownership of concessionaire and percentage ownership of construction, please tell us and revise your disclosures in future filings to clarify why the Agua Prieta water treatment plant concession is fully consolidated in your financial statements. Also, with reference to your 10% ownership of the Atotonilco water treatment plant concessionaire please tell us and revise your disclosures in future filings to clarify why this concession is accounted for using the equity method.

Response:

We hold 50% of the shares of Renova Atlatec, S.A. de C.V. (“RA”), which is the concessionaire for the development and operation of the Agua Prieta Water Treatment Plant. Pursuant to the related consortium agreement executed between us and two other third-party shareholders, we were designated as the leaders of the consortium, which effectively resulted in our designation as “leader” during the construction phase, one of the two principal phases of the project (construction and operation). As the project leader during the construction phase, we were designated as Engineering, Construction and Procurement (EPC) contractor, allowing us to effectively control the day-to-day management of the construction process. As such, we independently made significant decisions with respect to the construction of the plant, such as in client negotiations, and were likewise subject to the risks and rewards of the construction process. Based on these considerations, we originally believed that we should fully consolidate the project during the construction phase.

However, notwithstanding the consortium agreement’s designation of “leaders” during the construction and operation phases of the project, the terms of such agreement provide the other shareholders with substantive rights. After reassessing the legal form of the consortium agreement, such substantive rights have led us to subsequently conclude that the agreement requires that key decisions at the consortium level be made on a joint basis and that risks and rewards at the consortium level be assumed and/or distributed on a joint basis. In accordance with this reassessment, we have determined that we are a joint venture partner and our investment in RA should have been proportionately consolidated through December 31, 2012 pursuant to IAS 31.

The effect of applying proportionate consolidation as opposed to full consolidation would have represented a reduction to total assets and liabilities of Ps. 655 million or 0.60% of total assets and Ps. 479 million or 0.54% of total liabilities, respectively, with a corresponding effect of Ps. 176 million in non-controlling interest. Given that we are constructing 100% of the water treatment plant and that the plant was in the construction phase up to and through December 31, 2012, our consolidated revenues only reflect amounts earned for our construction services performed as builder. Therefore, the change to proportionate consolidation would not have affected our revenues, costs or net income either on a consolidated basis or on a segment basis.

After conducting the analysis recommended in Staff Accounting Bulletin No. 99, we do not believe the effects of a change to proportionate consolidation are material.

First, such results would not have a material quantitative effect on equity and would not have any effect on revenues, operating income or net income, either on a consolidated basis or with respect to our segments. In our experience, we believe that investors and analysts generally use some measure of operating income or net income to evaluate our performance. As this error does not mask any historical trends with respect to our revenues, operating income or net income or negatively affect our statement of comprehensive income, a change to proportionate consolidation will not affect these factors. We do not believe that the error would affect analysts’ opinions with regard to our financial information.

Second, a change to proportionate consolidation would not negatively affect any of our financial covenants, loan covenants or other contractual requirements related to our projects, nor would it impact any compensation paid to our executives under our bonus programs or affect our compliance with regulatory requirements. Finally, our misstatement does not involve concealment of an unlawful transaction.

We have presented below a summary of the effects that a change to proportionate consolidation would have on key line items in our statement of financial position as of December 31, 2012:

	Amounts as Presented	Adjusted Amounts	Difference	%

Current assets	38,824	38,708	(116)	(0.30)%

Non-current assets	69,864	69,326	(539)	(0.77)%
Total assets	108,688	108,034	(655)	(0.60)%

Current liabilities	33,169	33,169	0	0.00%

Long-term liabilities	54,857	54,378	(479)	(0.87)%
Total liabilities	88,026	87,547	(479)	(0.54)%

Stockholders’ equity	20,662	20,487	(176)	(0.85)%

Revenues	47,542	47,542	0

Costs and expenses	43,861	43,861	0

Operating income	3,681	3,681	0

Net income	1,707	1,707	0

Net income attributable to controlling interest	1,130	1,130	0

Based on the aforementioned analysis, we do not believe the impact to be a material prior period error.

Upon adoption of IFRS 11, Joint Arrangements, in 2013, we have adopted retroactively the equity method of accounting for our joint ventures, including the aforementioned joint venture.

With regard to the Atotonilco Water Treatment Plant, although we only hold a 10% participation in the consortium that holds the concession, we have concluded that we have the ability to significantly influence the investee. Equity participation in the consortium is divided as follows: 10.2% held by us; 40.8% held by Promotora del Desarrollo de América Latina, S.A. de C.V. (Promotora); 24.26% held by Atlatec, S.A. de C.V. (Atlatec) and 24.26% held by Acciona Agua, S.A. (Acciona). Key operating and financial decisions, including approval of the annual budget, material changes to such budget, approval of change orders to the project that would materially affect the cost of the project, and entering into material debt agreements, among others, require either (i) an affirmative vote of at least 76% of the subscribed and paid capital stock at the shareholders’ meeting or (ii) at least one vote of each group of board members is required.

The board of directors of the consortium, composed of seven members, is classified into two groups: (i) group A, which is comprised of four members, of which two are appointed by us and two are appointed by Promotora and (ii) group B, which is comprised of three members, of which two are appointed by Atlatec and one by Acciona.

We consider our participation on the board and our ability to influence key operating and financial policies to be one of the indicators of our significant influence over the consortium.

In addition, the project is comprised of both civil construction work and electromechanical works. Civil construction work comprises approximately 51% of the costs of the project while electromechanical works comprise approximately 49%. Together with Promotora, we are subcontractors for the civil construction work, while Atlatec and Acciona are subcontractors for the electromechanical work. We consider our material involvement with the consortium and project works, as well as our provision of technical information related to the project, to be additional factors that demonstrate our significant influence over the consortium, as per paragraph 7 of IAS 31, Investments in Associates, and that thus provide us the criteria to account for our investment under the equity method of accounting.

In future filings, we will clarify the factors that allow us to significantly influence this investee.

Item 5. Operating and Financial Review and Prospects, page 38

A. Operating Results, page 39

Construction – Construction and Mining Services and Other Backlog, page 42

3.	Please revise future filings to provide the following expanded disclosures to enhance an investor’s understanding of your backlog:

•	Discuss how your backlog is calculated, including what it includes and what it excludes in regard to the following, to the extent applicable: funded/unfunded amounts; firm orders; extensions/add-ons; pass-through costs; and joint control contracts versus company contracts.

•	Discuss any changes in the methodology used to determine your backlog in each period, if material and applicable.

•	To allow better insight into changes in your backlog from period to period, provide a roll-forward of backlog. The roll-forward should include current period beginning and ending balances, current period additions, cancellations, and amounts recognized in revenue, as well as any other major categories relevant to your facts and circumstances.

•	Quantify and discuss any backlog that is not moving forward as originally scheduled, if material and applicable.

•	Disclose the amount of backlog related to uncompleted projects for which a loss provision has been recorded, if material and applicable.

•	Address and discuss expected margin trends based on your current backlog.

Response:

The Company acknowledges the Staff’s comments and advises the Staff that in future filings the Company will provide enhanced disclosure related to its backlog, taking into account the Staff’s particular points to the extent material.

Concessions, page 43

4.	Your narrative states that “the 41% increase in revenue over 2011 was due primarily to financing income and construction revenues although the segment’s revenues are principally derived from the collection of tolls on toll roads, fees for the availability and use of toll-free roads, fees by volume of treated water delivered to the municipalities and the financial and construction revenues during the construction phase.” We have the following comments in this regard:

•	On page 27, where you discuss the concessions segment, you say in the second sentence of the first paragraph, that “the construction work we perform on our concessions is included in our civil construction segment.” Please clarify; and

•	Given the significant impact financing income and construction revenues had on your Concessions segment’s revenues, please separately quantify and discuss the different material revenue streams recognized in this segment.

Response:

The first phase of development of a concession is the construction or rehabilitation of the asset, following which the operation and maintenance phase takes place over a specified period. To carry out the construction phase of a project, our respective concessionaire subsidiary subcontracts construction, entering into an Engineering Procurement and Construction (“EPC”) contract with a construction company. If such construction company is a related party that we consolidate, those construction revenues are recognized by our construction subsidiary in the civil construction segment. In addition, because our concessionaire subsidiary has entered into a construction and operating agreement with the grantor of the concession, it also recognizes construction revenues within the concession segment pursuant to IFRIC 12, Service Concession Arrangements. Upon consolidation, the construction revenues recognized by our concessionaire subsidiary are eliminated from the concession segment such that solely construction revenues recognized pursuant to IFRIC 12 are recognized only in the civil construction segment.

Our concessionaire subsidiary may also enter into an EPC contract with a third party, as is the case of construction of rights of way and environmentally related construction such as environmental impact assessments. In such cases, our construction subsidiary does not perform any construction services, and therefore does not recognize any construction revenues; our concessionaire subsidiary, however, continues to recognize construction revenues pursuant to the guidance in IFRIC 12, which are disclosed in the concession segment.

Likewise, the concession segment contains financing income. This financing income is composed of two sources: (i) the reimbursement of the cost of financing obtained to build infrastructure assets granted under concession arrangements and (ii) interest income earned on concession assets accounted for as long-term accounts receivable.

After the construction phase is completed, the operation phase commences, in which the revenue from tolls and availability is recognized within the concession segment.

In 2012, the material revenue streams in our concession segment were as follows:

Toll revenue:	23%
Revenue from construction:	31%
Revenues from financing:	34%
Other revenues:	12%
100%

Tax, page 46

  Please consider expanding your discussion of taxes to provide your effective tax rate for each period presented and explain the reasons for the changes in this rate from period to period.

Response:

Pursuant to the Staff’s request, the Company will, in its future filings, provide a discussion of its effective tax rate for each period presented and explain the reasons for the changes in the rate from period to period.

Consolidated Financial Statements, page F-1

Note 3g. Sale of Horizontal Housing Developments, page F-13

6.	We note that the consideration for the sale, transfer, assignment and delivery of assets acquired and liabilities assumed (the “Purchase Price”) related to your sale of horizontal housing developments is Ps.1,441 million plus value-added tax (“VAT”). We also note that on the closing date, Javer issued two promissory notes in favor of Viveica, one for Ps.436 million and another for Ps.405 million, the latter equivalent to amounts owed to subcontractors, as well as Ps.600 million in cash to cover bank debt related to the assets. We have the following comments regarding this transaction:

•	We note that when Viveica receives the promissory note for Ps.436 million, the amount will be invested in the capital stock of Javer, who will issue 1,740,407,501 Series B shares in favor of Viveica. With reference to the Ps.436 promissory note, please explain how you determined that the fair value of the participation in equity of Javer was Ps.1,679;

•	We note that obligations associated with the assets transferred as part of the transaction relate primarily to the transferred employees and the obligation or liability in connection with Viveica’s insurance policies, as well as the assumption of certain debt. The liabilities directly associated with assets classified as held for sale as reflected on your balance sheet is Ps.673. Please address the appropriateness of determining the fair value of the assets available for sale using the fair value of the consideration in light of the fact that Javer also assumed these liabilities and obligations;

•	With reference to paragraph 15 of IFRS 5, please clarify whether you considered any costs to sell in your determination of the net adjustment to fair value of assets classified as held for sale; and

•	The value of the housing inventory shall be determined by mutual agreement between the buyer and seller or by decision of an independent engineer. Should the value of the housing inventory in any of the projects be less than the minimum amount and/or the minimum urbanization requirements are not reached in any of the projects, such minimum amounts established by the buyer and the seller, the purchase price will be reduced to the value of the promissory notes designated for payments to subcontractors. With reference to the appropriate authoritative literature you are relying on, tell us and revise your disclosures to clarify how you are accounting for this contingency and when you believe this contingency will be resolved.

Response:

With respect to the Staff’s first bullet point regarding the determination of the fair value of participation in the equity of Javer, we respectfully clarify for the Staff that the Ps. 436 million disclosed in Note 3.g represents the carrying value of the 1,740,407,501 series B shares of Javer. As noted in the table of the determination of the fair value of the assets available for sale within Note 3.g, we have not recognized the Ps. 436 million as an account receivable, but rather have included the Ps. 1,679 million fair value of the shares of Javer that we expected to receive. For the determination of such fair value, an independent expert conducted a valuation of the net present value of future cash flows of the net assets of Javer, including those assets subject to the Asset Purchase and Liability Assumption Agreement (Acuerdo de Venta de Activos y Asunción de Pasivos) with Javer. We subsequently applied to that valuation the percentage of participation (23%) that we would have held in Javer pursuant to the number of shares we expected to receive under such agreement.

With respect to the Staff’s second bullet point regarding the fair value of assets available for sale, we respectfully inform the Staff that the liabilities directly associated with assets classified as held for sale do not represent obligations that will be assumed by Javer. Rather, the amount reported on our balance sheet under such caption represents those liabilities that are directly associated with the assets that will be sold to Javer and that we anticipate would be eliminated upon the completion of the sale transaction. IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations, defines, in part, a disposal group as “A group of assets to be disposed of, by sale or otherwise, together as a group in a single transaction, and liabilities directly associated with those assets that will be transferred in the transaction”. These current liabilities, although not assumed by Javer, will be eliminated upon completion of the sale transaction, as they are directly associated with the assets that will be transferred in the transaction. Given their elimination upon the sale transaction, we considered it appropriate to group those current liabilities within a single line item within the statement of financial position, based on our interpretation of the definition of disposal group.

With respect to the Staff’s third bullet point regarding the net adjustment to fair value of assets classified as held for sale, we note that all fees and costs incurred that were related to the transaction, such as auditor fees, legal fees and valuation agents, among others, were recorded within discontinued operations within results during the period in which they were incurred. We did not anticipate any significant future costs or fees to be incurred up to closing of the transaction, and consequently did not consider any such costs or fees in our determination of the net fair value of the assets held for sale.

With respect to the Staff’s fourth bullet point regarding the value of the housing inventory, we did not recognize any contingency related to a possible decrease in the value of real estate inventory. The value of the existing inventory included in our determination of the fair value of the assets held for sale and the related promissory note for Ps. 405 million for subcontractor costs to finalize inventory in construction represents our best estimate of the value of the inventory to be sold and the related costs expected to be incurred by such subcontractors. We included the disclosure to which the Staff referred solely to inform investors that the amount owed to subcontractors under the promissory note included in our consolidated financial statements was our best estimate and could be subject to change if facts and circumstances were to change upon the Closing Date.

In the second quarter of 2013, the parties mutually agreed to cancel the operation as permitted by the purchase-sale agreement.

Note 3h. Business Combination, page F-15

  We note that you acquired San Martin Contratistas Generales, S.A. de C.V. on March 24, 2012. As of December 31, 2012 you were still in the process of valuing an identified customer-related intangible asset. Based on the tabular presentation of assets acquired and liabilities recognized on page F-16, it does not appear that you have provisionally valued the identified customer-related intangible asset. With reference to paragraph 45 of IFRS 3, please address the appropriateness of this accounting.

Response:

We respectfully clarify for the Staff that our acquisition of San Martin occurred on May 24, 2012. Pursuant to paragraphs 45 and 46 of IFRS 3, we believe that the measurement period provided thereunder allows us a period, not to exceed twelve months from the date of acquisition, in which to obtain the information necessary to identify and measure identifiable assets. As of December 31, 2012, the date of our 2012 consolidated financial statements, we had identified the existence of a customer-related intangible asset—backlog—but did not have sufficient information to determine a reasonable provisional fair value estimate of the intangible asset. Accordingly, we considered disclosure of the identification of such intangible asset to be appropriate during the measurement period. We have since determined a preliminary estimate of the value of such intangible asset of approximately 87.7 million Peruvian soles. We have determined that this indefinite-lived intangible asset will amortize over the average remaining life of the related contracts. We plan to retroactively adjust the 2012 comparative amounts included in our 2013 consolidated financial statements in future filings.

Note 10. Real Estate Inventories, page F-51

  We understand from your discussion of the Housing segment on page 35 that, effective January 1, 2013, you have discontinued the horizontal housing business line, leaving the vertical business. Please clarify, in future annual filings, the characteristics of the vertical housing business line.

Response:

Pursuant to the Staff’s request, the Company will, in its future filings, clarify the characteristics of the vertical housing business line.

Note 14. Investment Properties, page F-66

  In future filings, please disclose the information regarding the independent valuation firm who determined the fair value of the investment property, as required by paragraph 75(e) of IAS 40.

Response:

Pursuant to the Staff’s request, the Company will, in its future filings, disclose the information regarding the independent valuation firm that determined the fair value of the investment property, as required by paragraph 75(e) of IAS 40.

Note 27. Share-Based Payment, page F-116

  We note that while the fair value of the stock bonus on the stock grant dates was Ps.222 million, Ps.64 million and Ps.115 million in 2012, 2011 and 2010, you have only reflected the theoretical value of these shares in stockholders’ equity. With reference to the appropriate authoritative literature, please clarify your accounting.

Response:

The fair value of the above-mentioned shares on their related grant dates in 2012, 2011 and 2010 was Ps. 20.65, Ps. 28.05, and Ps. 22.50, per share respectively. This fair value was used to determine the compensation cost of Ps. 142,358, Ps. 106,193 and Ps. 84,170 for 2012, 2011 and 2010, respectively, that was recognized in operating expense during those years with a corresponding credit to equity, as shown in the total amount credited to equity in the consolidated statement of changes in stockholders’ equity for those years. This amount was divided between common stock and additional paid-in capital, based on the theoretical value of the shares of Ps. 13.78, Ps. 13.78 and Ps. 6.63 in 2012, 2011 and 2010, respectively, recognized within common stock; the remainder was recognized in additional paid-in capital. Theoretical value, which we used because our shares have no par value, is calculated as the carrying value of common stock divided by the number of shares outstanding. The theoretical value differed in 2010 as compared to 2012 and 2011 as a result of shares in treasury that were carried over from a previous option plan, thereby causing the theoretical value to differ in that year.

The disclosures related to Ps. 222 million, Ps. 64 million, and Ps. 115 million correspond to the number of shares multiplied by the market value of such shares as of December 31, 2012, 2011 and 2010, respectively. Such information was included for informational purposes only, and does not represent the amount of compensation cost or equity recognized. We will clarify this disclosure in future filings.

As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact our U.S. counsel Jorge U. Juantorena at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2758.

[signature page follows]

Sincerely,

/s/ Victor Bravo

Victor Bravo

Chief Financial Officer

cc:	Alonso Quintana Kawage The ICA Corporation Jorge U. Juantorena Cleary Gottlieb Steen & Hamilton LLP Arturo García Chávez Galaz, Yamazaki, Ruiz Urquiza, S.C., Member of Deloitte Touche Tohmatsu Limited